UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 13G/A

Under the Securities Exchange Act of 1934

(Amendment No. 1)

3SBio Inc.

(Name of Issuer)

Ordinary Shares, par value US$0.0001 per share

(Title of Class of Securities)

88575Y105[1]

(CUSIP Number)

December 31, 2010

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

[1]	This CUSIP number applies to the Issuer’s American Depositary Shares, each representing seven Ordinary Shares.

Cover Page: Reporting Person 1

1	NAMES OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON: W&W International Investments Limited None
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands (“BVI”)
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 6,790,000
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 6,790,000
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,790,000 ordinary shares held in the name of W&W International Investments Limited, which is solely owned by Mr. Huiqiang Yang.
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 4.49%
12	TYPE OF REPORTING PERSON* CO

Cover Page: Reporting Person 2

1	NAMES OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON: Mr. Huiqiang Yang None
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION The People’s Republic of China
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 6,790,000
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 6,790,000
9

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

6,790,000 ordinary shares held in the name of W&W International Investments Limited, a BVI international business company and a reporting person listed on the previous page of this statement on Schedule 13G. Mr. Huiqiang Yangis the sole beneficial owner of W&W International Investments Limited.

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 4.49%
12	TYPE OF REPORTING PERSON* IN

Item 1	(a)	Name of Issuer:

3SBio Inc.

Item 1	(b)	Address of Issuer’s Principal Executive Offices:

No. 3 A1, Road 10, Shenyang Economy & Technology Development Zone, Shenyang F4, 110027, People’s Republic of China.

Item 2	(a)	Name of Person Filing:

Mr. Huiqiang Yang, a citizen of The People’s Republic of China and W&W International Investments Limited, a BVI international business company (“WWIIL”) (each a “Reporting Person” and collectively, the “Reporting Persons”).

Mr. Huiqiang Yang is the sole beneficial owner of WWIIL. Consequently, Mr. Huiqiang Yang may be deemed to control WWIIL, and share with WWIIL voting and dispositive power over the Ordinary Shares of the Issuer held by it.

Mr. Huiqiang Yang

		(a)	Name of Person Filing:

Huiqiang Yang

		(b)	Address of Principal Business Office:

9B1 Hexiang Yuan, No.12, Hexiang West Road, Kaiyuan District, Xiamen, China

		(c)	Citizenship:

The People’s Republic of China

		(d)	Title of Class of Securities:

Ordinary Shares

		(e)	CUSIP Number:

88575Y105

W&W International Investments Limited

		(a)	Name of Person Filing:

W&W International Investments Limited

		(b)	Address of Principal Business Office:

9B1 Hexiang Yuan, No.12, Hexiang West Road, Kaiyuan District, Xiamen, PRC.

		(c)	Citizenship:

British Virgin Islands

		(d)	Title of Class of Securities:

Ordinary Shares

		(e)	CUSIP Number:

88575Y105

Item 3	If this statement is file pursuant to Rules 13d-1(b), or 13d-2(b), check whether the person filing is a:

Not Applicable.

Item 4	Ownership:

(a)-(c). Each Reporting Person named in response to Item 2 hereof had, as of December 31, 2010, shared power to vote or to direct the vote and shared power to dispose or to direct the disposition of the Ordinary Shares as follows:

The percentage amounts are based on 151,306,452 Ordinary Shares outstanding as of September 30, 2010, as derived from the Issuer’s unaudited consolidated balance sheets included in the press release announcing the unaudited financial results for the third quarter ended September 30, 2010 as furnished in a report with the Securities and Exchange Commission on Form 6-K on November 22, 2010.

Because Mr. Huiqiang Yang is the beneficial owners of WWIIL, consequently, Mr. Huiqiang Yang may be deemed to control WWIIL, and share with WWIIL voting and dispositive power over the Ordinary Shares of the Issuer held by it.

Mr. Huiqiang Yang

	(a)	Amounts beneficially owned:

6,790,000

	(b)	Percentage of class:

4.49%

	(c)	Number of shares as to which such person has:

(i) Sole power to vote or to direct the vote:

0

(ii) shared power to vote or to direct the vote:

6,790,000

(iii) sole power to dispose or to direct the disposition:

0

(iv) shared power to dispose or to direct the disposition:

6,790,000

WWIIL

	(a)	Amounts beneficially owned:

6,790,000

	(b)	Percentage of class:

4.49%

	(c)	Number of shares as to which such person has:

(i) Sole power to vote or to direct the vote:

0

(ii) shared power to vote or to direct the vote:

6,790,000

(iii) sole power to dispose or to direct the disposition:

0

(iv) shared power to dispose or to direct the disposition:

6,790,000

Item 5	Ownership of Five Percent or Less of a Class:

If this statement is being filed to report the fact that as of the date hereof each of the Reporting Persons has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☒

Item 6	Ownership of More Than Five Percent on Behalf of Another Person:

Not Applicable

Item 7	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company:

Not applicable.

Item 8	Identification and Classification of Members of the Group:

Members of this group are set forth as Reporting Persons in this statement on Schedule 13G.

Item 9	Notice of Dissolution of Group:

Not applicable.

Item 10	Certification:

Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 14, 2011

/s/ Huiqiang Yang
Mr. Huiqiang Yang

W&W International Investments Limited

By:	/s/ Huiqiang Yang
Name:	Mr. Huiqiang Yang
Title:	Sole Beneficial Owner and Director